Exhibit 1

Directors and Executive Officers of
 Angels Investments in Hi Tech Ltd., as of February 16, 2017

The name, position, principal occupation, business address and citizenship of each director and executive officer is set forth below.

Name (Citizenship)	Position	Principal Occupation	Business Address
Marius Nacht	Chairman of the Board	manager	c/o Angels Investments in Hi Tech Ltd. 18 Yehezkel Street Tel Aviv 6259524, Israel